Exhibit 13.2

Consolidated Income

(unaudited)	Three months ended March 31
(millions of dollars)	2011	2010

Revenues	2,243	1,955

Operating and Other Expenses
Plant operating costs and other	759	747
Commodity purchases resold	277	256
Depreciation and amortization	370	343
	1,406	1,346

Financial Charges/(Income)
Interest expense	239	194
Interest expense of joint ventures	16	16
Interest income and other	(33)	(24)
	222	186

Income before Income Taxes	615	423

Income Taxes Expense
Current	100	80
Future	71	17
	171	97

Net Income	444	326

Net Income Attributable to Non-Controlling Interests	30	25
Net Income Attributable to Controlling Interests	414	301
Preferred Share Dividends	6	6
Net Income Attributable to Common Shares	408	295

See accompanying notes to the consolidated financial statements.

TRANSCANADA PIPELINES LIMITED [36
FIRST QUARTER REPORT 2011

Consolidated Comprehensive Income

(unaudited)	Three months ended March 31
(millions of dollars)	2011	2010

Net Income	444	326
Other Comprehensive (Loss)/Income, Net of Income Taxes
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(98)	(147)
Change in gains and losses on financial derivatives to hedge the net investments in foreign operations(2)	49	59
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	(51)	(76)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	44	(1)
Other Comprehensive (Loss)/Income	(56)	(165)
Comprehensive Income	388	161

Comprehensive Income Attributable to Non-Controlling Interests	33	24
Comprehensive Income Attributable to Controlling Interests	355	137
Preferred Share Dividends	6	6
Comprehensive Income Attributable to Common Shares	349	131

(1)	Net of income tax expense of $29 million for the three months ended March 31, 2011 (2010 – expense of $30 million).
(2)	Net of income tax expense of $19 million for the three months ended March 31, 2011 (2010 – expense of $26 million).
(3)	Net of income tax recovery of $18 million for the three months ended March 31, 2011 (2010 – recovery of $57 million).
(4)	Net of income tax expense of $24 million for the three months ended March 31, 2011 (2010 – expense of $1 million).

See accompanying notes to the consolidated financial statements.

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FIRST QUARTER REPORT 2011

Consolidated Cash Flows

(unaudited)	Three months ended March 31
(millions of dollars)	2011	2010

Cash Generated From Operations
Net income	444	326
Depreciation and amortization	370	343
Future income taxes	71	17
Employee future benefits funding in excess of expense	(11)	(32)
Other	21	58
	895	712
Decrease in operating working capital	110	116
Net cash provided by operations	1,005	828

Investing Activities
Capital expenditures	(784)	(1,276)
Deferred amounts and other	5	(216)
Net cash used in investing activities	(779)	(1,492)

Financing Activities
Dividends on common and preferred shares	(285)	(266)
Advances from/(to) parent	84	383
Distributions paid to non-controlling interests	(21)	(21)
Notes payable issued, net	133	432
Long-term debt issued, net of issue costs	-	10
Reduction of long-term debt	(321)	(141)
Long-term debt of joint ventures issued	-	8
Reduction of long-term debt of joint ventures	(11)	(26)
Net cash (used in)/provided by financing activities	(421)	379

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(13)	(17)

Decrease in Cash and Cash Equivalents	(208)	(302)

Cash and Cash Equivalents
Beginning of period	752	979

Cash and Cash Equivalents
End of period	544	677

Supplementary Cash Flow Information
Income taxes paid, net of refunds	87	4
Interest paid	262	243

See accompanying notes to the consolidated financial statements.

TRANSCANADA PIPELINES LIMITED [38
FIRST QUARTER REPORT 2011

Consolidated Balance Sheet

(unaudited)	March 31,	December 31,
(millions of dollars)	2011	2010

ASSETS
Current Assets
Cash and cash equivalents	544	752
Accounts receivable	1,266	1,280
Due from TransCanada Corporation	1,279	1,363
Inventories	402	425
Other	602	777
	4,093	4,597
Plant, Property and Equipment	36,113	36,244
Goodwill	3,488	3,570
Regulatory Assets	1,486	1,512
Intangibles and Other Assets	2,070	2,026
	47,250	47,949

LIABILITIES
Current Liabilities
Notes payable	2,192	2,092
Accounts payable	1,948	2,247
Accrued interest	366	361
Current portion of long-term debt	574	894
Current portion of long-term debt of joint ventures	64	65
	5,144	5,659
Due to TransCanada Corporation	2,703	2,703
Regulatory Liabilities	334	314
Deferred Amounts	689	694
Future Income Taxes	3,316	3,250
Long-Term Debt	16,753	17,028
Long-Term Debt of Joint Ventures	785	801
Junior Subordinated Notes	962	985
	30,686	31,434
SHAREHOLDERS’ EQUITY
Controlling interests	15,804	15,747
Non-controlling interests	760	768
	16,564	16,515
	47,250	47,949

See accompanying notes to the consolidated financial statements.

TRANSCANADA PIPELINES LIMITED [39
FIRST QUARTER REPORT 2011

Consolidated Accumulated Other Comprehensive (Loss)/Income

	Currency
(unaudited)	Translation	Cash Flow
(millions of dollars)	Adjustments	Hedges	Total

Balance at December 31, 2010	(683)	(194)	(877)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(98)	-	(98)
Change in gains and losses on financial derivatives to hedge the net investments in foreign operations(2)	49	-	49
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	-	(52)	(52)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)(5)	-	42	42
Balance at March 31, 2011	(732)	(204)	(936)

Balance at December 31, 2009	(592)	(40)	(632)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(147)	-	(147)
Change in gains and losses on financial derivatives to hedge the net investments in foreign operations(2)	59	-	59
Changes in gains and losses on derivative instruments designated as cash flow hedges(3)	-	(77)	(77)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	-	1	1
Balance at March 31, 2010	(680)	(116)	(796)

(1)	Net of income tax expense of $29 million for the three months ended March 31, 2011 (2010 – expense of $30 million).
(2)	Net of income tax expense of $19 million for the three months ended March 31, 2011 (2010 – expense of $26 million).
(3)	Net of income tax recovery of $18 million for the three months ended March 31, 2011 (2010 – recovery of $57 million).
(4)	Net of income tax expense of $24 million for the three months ended March 31, 2011 (2010 – expense of $1 million).
(5)
Losses related to cash flow hedges reported in Accumulated Other Comprehensive (Loss)/Income and expected to be reclassified to Net Income in the next 12 months are estimated to be $86 million ($56 million, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

See accompanying notes to the consolidated financial statements.

TRANSCANADA PIPELINES LIMITED [40
FIRST QUARTER REPORT 2011

Consolidated Shareholders’ Equity

(unaudited)	Three months ended March 31
(millions of dollars)	2011	2010

Common Shares
Balance at beginning and end of period	11,636	10,649

Preferred Shares
Balance at beginning and end of period	389	389

Contributed Surplus
Balance at beginning of period	341	335
Other	-	2
Balance at end of period	341	337

Retained Earnings
Balance at beginning of period	4,258	4,131
Net income attributable to controlling interests	414	301
Common share dividends	(292)	(275)
Preferred share dividends	(6)	(6)
Balance at end of period	4,374	4,151

Accumulated Other Comprehensive (Loss)/Income
Balance at beginning of period	(877)	(632)
Other comprehensive (loss)/income	(59)	(164)
Balance at end of period	(936)	(796)
	3,438	3,355

Shareholders’ Equity Attributable to Controlling Interests	15,804	14,730

Shareholders’ Equity Attributable to Non-Controlling Interests
Balance at beginning of period	768	785
Net income attributable to non-controlling interests
PipeLines LP	26	22
Portland	4	3
Other comprehensive income/(loss) attributable to non-controlling interests	3	(1)
Distributions to non-controlling interests	(21)	(21)
Other	(20)	(21)
Balance at end of period	760	767

Total Shareholders’ Equity	16,564	15,497

See accompanying notes to the consolidated financial statements.

TRANSCANADA PIPELINES LIMITED [41
FIRST QUARTER REPORT 2011

Notes to Consolidated Financial Statements

(Unaudited)

1.	Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TCPL or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) as defined in Part V of the Canadian Institute of Chartered Accountants (CICA) Handbook, which is discussed further in Note 2. The accounting policies applied are consistent with those outlined in TCPL's annual audited Consolidated Financial Statements for the year ended December 31, 2010. These Consolidated Financial Statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2010 audited Consolidated Financial Statements included in TCPL’s 2010 Annual Report. Unless otherwise indicated, ”TCPL“ or “the Company“ includes TransCanada PipeLines Limited and its subsidiaries. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the Glossary of Terms contained in TCPL’s 2010 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated.

In Natural Gas Pipelines, which consists primarily of the Company's investments in regulated natural gas pipelines and regulated natural gas storage facilities, annual revenues and TCPL’s net income fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and TCPL’s net income during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput volumes on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

In Oil Pipelines, which consists of the Company’s investment in the Keystone crude oil pipeline, annual revenues and TCPL’s net income are based on contracted crude oil transportation and uncommitted spot transportation. Quarter-over-quarter revenues and TCPL’s net income during any particular fiscal year remain relatively stable with fluctuations resulting from changes in the amount of spot volumes transported and the associated rate charged. Spot volumes transported are affected by customer demand, market pricing, planned and unplanned outages of refineries, terminals and pipeline facilities, and developments outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and TCPL’s net income are affected by seasonal weather conditions, customer demand, market prices, capacity payments, planned and unplanned plant outages, acquisitions and divestitures, certain fair value adjustments and developments outside of the normal course of operations.

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In preparing these financial statements, TCPL is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

2.	Changes in Accounting Policies

Changes in Accounting Policies for 2011

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests
Effective January 1, 2011, the Company adopted CICA Handbook Section 1582 “Business Combinations”, which is effective for business combinations with an acquisition date after January 1, 2011. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting the standard is expected to have a significant impact on the way the Company accounts for future business combinations. Entities adopting Section 1582 were also required to adopt CICA Handbook Sections 1601 “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”. Sections 1601 and 1602 require Non-Controlling Interests to be presented as part of Shareholders’ Equity on the balance sheet. In addition, the income statement of the controlling parent now includes 100 per cent of the subsidiary’s results and presents the allocation of income between the controlling and non-controlling interests. Changes resulting from the adoption of Section 1582 were applied prospectively and changes resulting from the adoption of Sections 1601 and 1602 were applied retrospectively.

Future Accounting Changes

U.S. GAAP/International Financial Reporting Standards
The CICA’s Accounting Standards Board (AcSB) previously announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), effective January 1, 2011.

In accordance with GAAP, TCPL follows specific accounting policies unique to a rate-regulated business. These rate-regulated accounting (RRA) standards allow the timing of recognition of certain revenues and expenses to differ from the timing that may otherwise be expected in a non-rate-regulated business under GAAP in order to appropriately reflect the economic impact of regulators' decisions regarding the Company's revenues and tolls. The IASB has concluded that the development of RRA under IFRS requires further analysis and has removed the RRA project from its current agenda.  TCPL does not expect a final RRA standard under IFRS to be effective in the foreseeable future.

TRANSCANADA PIPELINES LIMITED [43
FIRST QUARTER REPORT 2011

In October 2010, the AcSB and the Canadian Securities Administrators amended their policies applicable to Canadian publicly accountable enterprises that use RRA in order to permit these entities to defer the adoption of IFRS for one year. TCPL deferred its adoption and accordingly will continue to prepare its consolidated financial statements in 2011 in accordance with Canadian GAAP, as defined by Part V of the CICA Handbook, in order to continue using RRA.

As an SEC registrant, TCPL prepares and files a “Reconciliation to United States GAAP” and has the option to prepare and file its consolidated financial statements using U.S. GAAP. As a result of the developments noted above, the Company’s Board of Directors have approved the adoption of U.S. GAAP effective January 1, 2012.

US GAAP Conversion Project
Effective January 1, 2012, the Company will begin reporting under U.S. GAAP. The accounting policies and financial impact of adopting U.S. GAAP are consistent with that currently reported in the Company’s publicly-filed “Reconciliation to United States GAAP.” Significant changes to existing systems and processes are not required to implement U.S. GAAP as the Company’s primary accounting standard since TCPL prepares and files a “Reconciliation to U.S. GAAP”.

TCPL’s IFRS conversion team has been redeployed to support the conversion to U.S. GAAP. The conversion team is led by a multi-disciplinary Steering Committee that provides directional leadership for the adoption of U.S. GAAP.  Management also updates TCPL’s Audit Committee on the progress of the U.S. GAAP project at each Audit Committee meeting.

TRANSCANADA PIPELINES LIMITED [44
FIRST QUARTER REPORT 2011

3.	Segmented Information

For the three months ended March 31	Natural Gas		Oil
(unaudited)	Pipelines		Pipelines(1)		Energy		Corporate		Total
(millions of dollars)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Revenues	1,129	1,129	135	-	979	826	-	-	2,243	1,955
Plant operating costs and other	(333)	(361)	(36)	-	(366)	(360)	(24)	(26)	(759)	(747)
Commodity purchases resold	-	-	-	-	(277)	(256)	-	-	(277)	(256)
Depreciation and amortization	(244)	(253)	(23)	-	(100)	(90)	(3)	-	(370)	(343)
	552	515	76	-	236	120	(27)	(26)	837	609
Interest expense									(239)	(194)
Interest expense of joint ventures									(16)	(16)
Interest income and other									33	24
Income taxes									(171)	(97)
Net Income									444	326
Net Income Attributable to Non-Controlling Interests									(30)	(25)
Net Income Attributable to Controlling Interests									414	301
Preferred Share Dividends									(6)	(6)
Net Income Attributable to Common Shares									408	295

(1)	Commencing in February 2011, TCPL began recording earnings related to the Wood River/Patoka and Cushing Extension sections of Keystone.

Total Assets

(unaudited)
(millions of dollars)	March 31, 2011	December 31, 2010

Natural Gas Pipelines	23,201	23,592
Oil Pipelines	8,603	8,501
Energy	12,693	12,847
Corporate	2,753	3,009
	47,250	47,949

4.	Long-Term Debt

In the three months ended March 31, 2011, the Company capitalized interest related to capital projects of $97 million (2010 - $134 million).

5.	Financial Instruments and Risk Management

TCPL continues to manage and monitor its exposure to counterparty credit, liquidity and market risk.

TRANSCANADA PIPELINES LIMITED [45
FIRST QUARTER REPORT 2011

Counterparty Credit and Liquidity Risk

TCPL’s maximum counterparty credit exposure with respect to financial instruments at the balance sheet date, without taking into account security held, consisted of accounts receivable, the fair value of derivative assets, and notes, loans and advances receivable. The carrying amounts and fair values of these financial assets, except amounts for derivative assets, are included in Accounts Receivable and Other in the Non-Derivative Financial Instruments Summary table below. Letters of credit and cash are the primary types of security provided to support these amounts. The majority of counterparty credit exposure is with counterparties who are investment grade. At March 31, 2011, there were no significant amounts past due or impaired.

At March 31, 2011, the Company had a credit risk concentration of $297 million due from a creditworthy counterparty. This amount is expected to be fully collectible and is secured by a guarantee from the counterparty’s parent company.

The Company continues to manage its liquidity risk by ensuring sufficient cash and credit facilities are available to meet its operating and capital expenditure obligations when due, under both normal and stressed economic conditions.

Natural Gas Storage Commodity Price Risk

At March 31, 2011, the fair value of proprietary natural gas inventory held in storage, as measured using a weighted average of forward prices for the following four months less selling costs, was $49 million (December 31, 2010 - $49 million). The change in the fair value adjustment of proprietary natural gas inventory in storage in the three months ended March 31, 2011 resulted in net pre-tax unrealized gains of $2 million (2010 - losses of $24 million), which was recorded as an increase in Revenues and Inventories. The change in fair value of natural gas forward purchase and sale contracts in the three months ended March 31, 2011 resulted in net pre-tax unrealized losses of $7 million (2010 – gains of $3 million), which was included in Revenues.

VaR Analysis

TCPL uses a Value-at-Risk (VaR) methodology to estimate the potential impact from its exposure to market risk on its liquid open positions. VaR represents the potential change in pre-tax earnings over a given holding period. It is calculated assuming a 95 per cent confidence level that the daily change resulting from normal market fluctuations in its open positions will not exceed the reported VaR. Although losses are not expected to exceed the statistically estimated VaR on 95 per cent of occasions, losses on the other five per cent of occasions could be substantially greater than the estimated VaR. TCPL’s consolidated VaR was $14 million at March 31, 2011 (December 31, 2010 – $12 million). The increase from December 31, 2010 was primarily due to increased Alberta power forward prices as well as increased price volatility in the Alberta power market.

TRANSCANADA PIPELINES LIMITED [46
FIRST QUARTER REPORT 2011

Net Investment in Self-Sustaining Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps, forward foreign exchange contracts and foreign exchange options. At March 31, 2011, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $9.5 billion (US$9.8 billion) and a fair value of $10.8 billion (US$11.1 billion). At March 31, 2011, $251 million (December 31, 2010 - $181 million) was included in Intangibles and Other Assets for the fair value of forwards and swaps used to hedge the Company’s net U.S. dollar investment in foreign operations.

The fair values and notional principal amounts for the derivatives designated as a net investment hedge were as follows:

Derivatives Hedging Net Investment in Self-Sustaining Foreign Operations

	March 31, 2011		December 31, 2010
Asset/(Liability) (unaudited) (millions of dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2011 to 2017)	246	US 3,150	179	US 2,800
U.S. dollar forward foreign exchange contracts
(maturing 2011)	5	US 550	2	US 100

	251	US 3,700	181	US 2,900

(1)	Fair values equal carrying values.

Non-Derivative Financial Instruments Summary

The carrying and fair values of non-derivative financial instruments were as follows:

	March 31, 2011		December 31, 2010
(unaudited) (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets(1)
Cash and cash equivalents	544	544	752	752
Accounts receivable and other(2)(3)	1,585	1,619	1,564	1,604
Due from TransCanada Corporation	1,279	1,279	1,363	1,363
Available-for-sale assets(2)	25	25	20	20
	3,433	3,467	3,699	3,739

Financial Liabilities(1)(3)
Notes payable	2,192	2,192	2,092	2,092
Accounts payable and deferred amounts(4)	1,125	1,125	1,444	1,444
Due to TransCanada Corporation	2,703	2,703	2,703	2,703
Accrued interest	366	366	361	361
Long-term debt	17,327	20,416	17,922	21,523
Junior subordinated notes	962	969	985	992
Long-term debt of joint ventures	849	944	866	971
25,524	28,715	26,373	30,086

(1)
Consolidated Net Income in first quarter 2011 included losses of $9 million (2010 – losses of $7 million) for fair value adjustments related to interest rate swap agreements on US$350 million (2010 – US$250 million) of Long-Term Debt. There were no other unrealized gains or losses from fair value adjustments to the non-derivative financial instruments.

(2)
At March 31, 2011, the Consolidated Balance Sheet included financial assets of $1,266 million (December 31, 2010 – $1,280 million) in Accounts Receivable, $38 million (December 31, 2010 – $40 million) in Other Current Assets and $306 million (December 31, 2010 - $264 million) in Intangibles and Other Assets.

(3)	Recorded at amortized cost, except for the US$350 million (December 31, 2010 – US$250 million) of Long-Term Debt that is adjusted to fair value.
(4)
At March 31, 2011, the Consolidated Balance Sheet included financial liabilities of $1,093 million (December 31, 2010 – $1,507 million) in Accounts Payable and $32 million (December 31, 2010 - $30 million) in Deferred Amounts.

TRANSCANADA PIPELINES LIMITED [47
FIRST QUARTER REPORT 2011

Derivative Financial Instruments Summary

Information for the Company’s derivative financial instruments, excluding hedges of the Company’s net investment in self-sustaining foreign operations, is as follows:

March 31, 2011
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$175	$123	$10	$17
Liabilities	$(132)	$(154)	$(16)	$(18)
Notional Values
Volumes(3)
Purchases	21,828	169	-	-
Sales	24,462	132	-	-
Canadian dollars	-	-	-	836
U.S. dollars	-	-	US 1,839	US 250
Cross-currency	-	-	47/US 37	-

Net unrealized (losses)/gains in the three months ended March 31, 2011(4)	$(1)	$(16)	$2	$(1)

Net realized gains/(losses) in the three months ended March 31, 2011(4)	$3	$(26)	$21	$2

Maturity dates	2011-2015	2011-2015	2011-2012	2011-2016

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$75	$6	$-	$9
Liabilities	$(177)	$(19)	$(56)	$(19)
Notional Values
Volumes(3)
Purchases	18,273	16	-	-
Sales	7,906	-	-	-
U.S. dollars	-	-	US 120	US 1,000
Cross-currency	-	-	136/US 100	-

Net realized losses in the three months ended March 31, 2011(4)	$(38)	$(3)	$-	$(5)

Maturity dates	2011-2015	2011-2013	2011- 2014	2011-2015

(1)
All derivative financial instruments in the held-for-trading classification have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

(2)	Fair values equal carrying values.
(3)	Volumes for power and natural gas derivatives are in gigawatt hours (GWh) and billion cubic feet (Bcf), respectively.
(4)
Realized and unrealized gains and losses on held-for-trading derivative financial instruments used to purchase and sell power and natural gas are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in cash flow hedging relationships is initially recognized in Other Comprehensive Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $9 million and a notional amount of US$350 million. Net realized gains on fair value hedges for the three months ended March 31, 2011 were $2 million and were included in Interest Expense. In first quarter 2011, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
For the three months ended March 31, 2011, Net Income included losses of $3 million for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. For the three months ended March 31, 2011, there were no gains or losses included in Net Income for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

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FIRST QUARTER REPORT 2011

2010
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)(2)
Assets	$169	$144	$8	$20
Liabilities	$(129)	$(173)	$(14)	$(21)
Notional Values(2)
Volumes(3)
Purchases	15,610	158	-	-
Sales	18,114	96	-	-
Canadian dollars	-	-	-	736
U.S. dollars	-	-	US 1,479	US 250
Cross-currency	-	-	47/ US 37	-

Net unrealized (losses)/gains in the three months ended March 31, 2010(4)	$(16)	$2	-	$(4)

Net realized gains/(losses) in the three months ended March 31, 2010(4)	$22	$(12)	$8	$(4)

Maturity dates(2)	2011-2015	2011-2015	2011-2012	2011-2016

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(1)(2)
Assets	$112	$5	$-	$8
Liabilities	$(186)	$(19)	$(51)	$(26)
Notional Values(2)
Volumes(3)
Purchases	16,071	17	-	-
Sales	10,498	-	-	-
U.S. dollars	-	-	US 120	US 1,125
Cross-currency	-	-	136/US 100	-

Net realized losses in the three months ended March 31, 2010(4)	($7)	$(3)	-	$(10)

Maturity dates(2)	2011-2015	2011-2013	2011-2014	2011-2015

(1)	Fair values equal carrying values.
(2)	As at December 31, 2010.
(3)	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.
(4)
Realized and unrealized gains and losses on held-for-trading derivative financial instruments used to purchase and sell power and natural gas are included net in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in cash flow hedging relationships is initially recognized in Other Comprehensive Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $8 million and a notional amount of US$250 million at December 31, 2010. Net realized gains on fair value hedges for the three months ended March 31, 2010 were $1 million and were included in Interest Expense. In first quarter 2010, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
For the three months ended March 31, 2010, Net Income included losses of $8 million for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. For the three months ended March 31, 2010, there were no gains or losses included in Net Income for discontinued cash flow hedges. No amounts were excluded from the assessment of hedge effectiveness.

TRANSCANADA PIPELINES LIMITED [49
FIRST QUARTER REPORT 2011

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company’s Balance Sheet was as follows:

(unaudited)
(millions of dollars)	March 31, 2011	December 31, 2010

Current
Other current assets	243	273
Accounts payable	(326)	(337)

Long-term
Intangibles and other assets	423	374
Deferred amounts	(265)	(282)

Fair Value Hierarchy

The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant outputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. Long-dated commodity transactions in certain markets are included in this category. Long-dated commodity prices are derived with a third-party modelling tool that uses market fundamentals to derive long-term prices.

There were no transfers between Level I and Level II in first quarter 2011 and 2010. Financial assets and liabilities measured at fair value, including both current and non-current portions, are categorized as follows:

	Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level II)		Significant Unobservable Inputs (Level III)		Total
(unaudited) (millions of dollars, pre-tax)	2011	2010	2011	2010	2011	2010	2011	2010

Natural Gas Inventory	-	-	49	49	-	-	49	49
Derivative Financial Instrument Assets:
Interest rate contracts	-	-	26	28	-	-	26	28
Foreign exchange contracts	15	10	246	179	-	-	261	189
Power commodity contracts	-	-	232	269	4	5	236	274
Natural gas commodity contracts	72	93	53	56	-	-	125	149
Derivative Financial Instrument Liabilities:
Interest rate contracts	-	-	(37)	(47)	-	-	(37)	(47)
Foreign exchange contracts	(14)	(11)	(58)	(54)	-	-	(72)	(65)
Power commodity contracts	-	-	(282)	(299)	(13)	(8)	(295)	(307)
Natural gas commodity contracts	(140)	(178)	(29)	(15)	-	-	(169)	(193)
Non-Derivative Financial Instruments:
Available-for-sale assets	25	20	-	-	-	-	25	20
	(42)	(66)	200	166	(9)	(3)	149	97

TRANSCANADA PIPELINES LIMITED [50
FIRST QUARTER REPORT 2011

The following table presents the net change in financial assets and liabilities measured at fair value and included in the Level III fair value category:

For the three months ended March 31
(unaudited)	Derivatives
(millions of dollars, pre-tax)	2011	2010

Balance at beginning of period	(3)	(2)
New contracts(2)	1	(10)
Transfers out of Level III(3)	(2)	(5)
Settlements	-	(1)
Change in unrealized gains recorded in Net Income	-	5
Change in unrealized (losses)/gains recorded in Other Comprehensive Income	(5)	8
Balance at end of period	(9)	(5)

(1)	The fair value of derivative assets and liabilities is presented on a net basis.
(2)
For the three months ended March 31, 2011, there were no amounts (2010 – loss of $1 million) included in Net Income attributable to derivatives that were entered into during the period and still held at the reporting date.

(3)	As contracts near maturity, they are transferred out of Level III and into Level II.

A 10 per cent increase or decrease in commodity prices, with all other variables held constant, would result in a $7 million decrease or increase, respectively, in the fair value of derivative financial instruments included in Level III and outstanding as at March 31, 2011.

6.	Employee Future Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-employment benefit plans is as follows:

Three months ended March 31	Pension Benefit Plans		Other Benefit Plans
(unaudited)(millions of dollars)	2011	2010	2011	2010

Current service cost	14	12	-	-
Interest cost	23	23	2	2
Expected return on plan assets	(28)	(27)	-	-
Amortization of net actuarial loss	6	2	-	-
Amortization of past service costs	1	1	-	-
Net benefit cost recognized	16	11	2	2

TRANSCANADA PIPELINES LIMITED [51
FIRST QUARTER REPORT 2011

7.	Contingencies

Amounts received under the Bruce B floor price mechanism within a calendar year are subject to repayment if the monthly average spot price exceeds the floor price. No amounts recorded in revenues in the first three months of 2011 are expected to be repaid.

8.	Related Party Transactions

The following amounts are included in Due to TransCanada Corporation:

		2011		2010
(millions of dollars)	Maturity Dates	Outstanding December 31	Interest Rate	Outstanding December 31	Interest Rate

Discount Notes	20111	2,572	1.4%	2,566	1.4%
Credit Facility		(1,293)	3.0%	(1,203)	3.0%
		1,279		1,363

The following amounts are included in Due to TransCanada Corporation:

		2011		2010
(millions of dollars)	Maturity Dates	Outstanding December 31	Interest Rate	Outstanding December 31	Interest Rate

Credit Facility	20122	2,703	3.8%	2,703	3.8%

9.	Subsequent Events

On April 26, 2011, the Company announced it entered into agreements to sell a 25 per cent interest in each of Gas Transmission Northwest LLC (GTN LLC) and Bison Pipeline LLC (Bison LLC) to PipeLines LP for an aggregate purchase price of US$605 million, which includes US$81 million of long-term debt or 25 per cent of GTN LLC debt outstanding. GTN LLC and Bison LLC own the GTN and Bison natural gas pipelines, respectively. The sale is expected to close in May 2011 and is subject to certain closing conditions.

At the end of April 2011, PipeLines LP announced an underwritten public offering of 6,300,000 common units at US$47.58 per unit. Gross proceeds of approximately US$300 million from this offering will be used to partially fund the acquisition with the balance funded by a draw on PipeLines LP’s committed and available US$400 million bridge loan facility and a draw on PipeLines LP's US$250 million committed and available senior revolving credit facility. The underwriters were also granted a 30-day option to purchase an additional 945,000 common units at the same price. The offering is expected to close on May 3, 2011.

As part of this offering, TCPL will make a capital contribution of US$6 million to maintain its two per cent general partnership interest in PipeLines LP. Assuming the underwriters exercise their option to purchase additional units, TCPL's ownership in PipeLines LP is expected to be approximately 33.3 per cent.

TCPL welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at (800) 361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/ Terry Hook at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Terry Cunha/Shawn Howard (403) 920-7859 or (800) 608-7859.

Visit the TCPL website at: www.transcanada.com.